UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
May 27, 2011

Waste Management Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,440,403,471	$1,255,684,034

Total investments	1,440,403,471	1,255,684,034

RECEIVABLES:
Employee contributions	780,523	933,792
Employer contributions	544,058	2,873,765
Notes receivable from participants	61,601,180	58,383,214

Total receivables	62,925,761	62,190,771

Net assets, reflecting investments at fair value	1,503,329,232	1,317,874,805

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,504,574)	(3,035,954)

NET ASSETS AVAILABLE FOR BENEFITS	$1,493,824,658	$1,314,838,851

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$77,901,782
Rollover	3,606,282
Employer	47,942,867

129,450,931

Net investment gain from the Master Trust (Note 3)	144,551,875
Transfers to the Plan	378,761
Interest income on notes receivable from participants	3,173,581

Total additions	277,555,148

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	98,569,341

Total deductions	98,569,341

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	178,985,807

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,314,838,851

End of year	$1,493,824,658

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc. (“WM”), and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. Lion Connecticut Holdings, Inc., a wholly-owned indirect subsidiary of ING America Insurance Holdings Inc. (“ING”), serves as recordkeeper.
Eligibility
Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).
Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan; (c) individuals providing services to the Company as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) certain nonresident aliens who have no earned income from sources within the United States of America; and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by the Company. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.
Contributions
Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to three percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of three percent of the participant’s compensation up to six percent of the participant’s compensation (“Employer Contribution”).
Investment Options
In 2009 and 2010, the Plan, through its investments in the Master Trust, offered participants (a) five common/collective trust funds; (b) a Company common stock fund; (c) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; (d) six target retirement-date funds, which are also common/collective trust funds; and (e) a stable value fund, which includes direct investments and investments in common/collective trust funds, managed by Galliard Capital Management (“Galliard”). With respect to the self-managed account, several restrictions apply and a minimum balance is required to participate. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Master Trust.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for six months after receiving the hardship distribution.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of a participant’s vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.
Administrative Expenses
Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment gain from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2010, Waste Management elected to pay certain audit and legal fees of the Plan.

Reclassifications
Certain reclassifications have been made to the prior period financial information in order to conform to the current year presentation.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid to participants.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for, and recognition and disclosure of, plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain information used is dependent on future events, cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and management must exercise significant judgment. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company and its subsidiaries. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) that can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common/collective trust funds held by the Master Trust are generally based on net asset values established by State Street (the issuer of the common/collective trust funds) based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). In accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), the fully benefit-responsive investment contracts held by the stable value fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully benefit-responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 4. Short-term investments (included in amounts reported as common/collective trust funds herein) are stated at cost, which approximates fair value.
The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.
Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

3. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2010 and 2009, the Plan’s beneficial interest in the net assets of the Master Trust was 99.33% and 99.52%, respectively.
Neither the Plan nor the Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.
The net assets of the Master Trust consist of the following:

	December 31,
	2010	2009
Assets:
Investments, at fair value:
Common/collective trust funds	$959,174,765	$805,023,187
Stable value fund	344,899,671	326,037,431
WM common stock	111,844,911	103,671,704
Corporate stocks — other than WM common stock	14,363,774	10,959,252
Mutual funds	20,124,526	16,405,708
Publicly-traded partnership interests and other	424,601	290,033

Total investments	1,450,832,248	1,262,387,315

Interest receivable	282	216
Cash, non-interest bearing	74,641	4,624
Securities sold receivable, net	—	51,787

Total assets	1,450,907,171	1,262,443,942

Liabilities:
Administrative fees payable	705,257	689,511
Securities purchased payable, net	140,366	—

Total liabilities	845,623	689,511

Net assets reflecting investments at fair value	1,450,061,548	1,261,754,431
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,548,644)	(3,044,004)

Net assets, fully benefit-responsive investment contracts at contract value	$1,440,512,904	$1,258,710,427

Respective interests in the net assets of the Master Trust by the Plan and the Union Plan are as follows:

	December 31,
	2010	2009
Net assets reflecting investments at fair value:
Plan interest	$1,440,403,471	$1,255,684,034
Union Plan interest	9,658,077	6,070,397

Total	$1,450,061,548	$1,261,754,431

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Plan interest	$(9,504,574)	$(3,035,954)
Union Plan interest	(44,070)	(8,050)

Total	$(9,548,644)	$(3,044,004)

Net assets, fully benefit-responsive investment contracts at contract value:
Plan interest	$1,430,898,897	$1,252,648,080
Union Plan interest	9,614,007	6,062,347

Total	$1,440,512,904	$1,258,710,427

Income or loss from investments held in the Master Trust for the year ended December 31, 2010, was as follows:

Net appreciation in fair value of:
Common/collective trust funds	$116,116,987
Stable value fund	9,853,145
WM common stock	9,476,553
Corporate stocks — other than WM common stock	1,504,790
Mutual funds	1,487,235
Publicly-traded partnership interests and other	68,580

Total net appreciation in fair value of investments		$138,507,290
Interest		507
Dividends — WM common stock		3,892,543
Dividends — other than WM common stock		534,579
Other income/(expense)		5,849,999

Total investment gain		148,784,918
Administrative fees		3,309,663

Net investment gain		$145,475,255

Plan interest in net investment gain from the Master Trust		$144,551,875
Union Plan interest in net investment gain from the Master Trust		923,380

		$145,475,255

4. Investment Contracts
The trust funds held by the Master Trust include a stable value fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.
Guaranteed Investment Contracts - GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by the investment manager using a discounted cash flow methodology. Under this approach, the cash flows of each individual contract are discounted at the prevailing interpolated swap rate as of the appropriate measurement date.
Synthetic Guaranteed Investment Contracts - Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.

The fair value of the Synthetic GICs included in the Plan’s stable value fund are measured as follows:
•	Fair value of individual assets and investments - Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.
•	Fair value of wrapper contracts - The fair value of wrapper contracts is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of the appropriate measurement date.
The interest crediting rates for the traditional GICs are agreed to in advance with the issuer. The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero.
The stable value fund’s average yield based on actual earnings was 2.28% and 2.98% during 2010 and 2009, respectively, and its average yield based on the interest rate credited to participants was 3.16% and 3.07% during 2010 and 2009, respectively.
There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at GIC or Synthetic GIC contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the participating Plans’ competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan Sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan; and delivery of any communication to Plan participants designed to influence participants not to invest in the Fund. The Plan Sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.
Contract issuers are generally not allowed to terminate GICs or Synthetic GICs and settle at an amount different from contract value unless there is a breach of contract which is not corrected within the time permitted by the contract.
5. Fair Value Measurements
FASB-issued authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following tables provide by level, within the fair value hierarchy, a summary of investments of the Master Trust measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2010 Using
		Quoted	Significant
		Prices in	Other	Significant
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common/collective trust funds —
Short-term investment fund	$1,672,227	$—	$1,672,227	$—
Small cap investment fund	65,811,512	—	65,811,512	—
Large cap investment fund	73,649,818	—	73,649,818	—
S&P 500 investment fund	211,654,748	—	211,654,748	—
Bond market investment fund	69,962,560	—	69,962,560	—
International investment fund	98,821,660	—	98,821,660	—
Target date retirement funds	437,602,240	—	437,602,240	—

Total common/collective trust funds	959,174,765	—	959,174,765	—

Stable value fund	344,899,671	—	344,899,671	—
WM common stock	111,844,911	111,844,911	—	—
Corporate stocks — other than WM common stock	14,363,774	14,363,774	—	—
Mutual funds	20,124,526	20,124,526	—	—
Publicly-traded partnership interests and other	424,601	424,601	—	—

Total Investments of the Master Trust	$1,450,832,248	$146,757,812	$1,304,074,436	$—

		Fair Value Measurements at December 31, 2009 Using
		Quoted	Significant
		Prices in	Other	Significant
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common/collective trust funds —
Short-term investment fund	$4,823,872	$—	$4,823,872	$—
Small cap investment fund	47,635,305	—	47,635,305	—
Large cap investment fund	65,474,846	—	65,474,846	—
S&P 500 investment fund	181,572,139	—	181,572,139	—
Bond market investment fund	54,012,817	—	54,012,817	—
International investment fund	87,176,367	—	87,176,367	—
Target date retirement funds	364,327,841	—	364,327,841	—

Total common/collective trust funds	805,023,187	—	805,023,187	—

Stable value fund	326,037,431	—	326,037,431	—
WM common stock	103,671,704	103,671,704	—	—
Corporate stocks — other than WM common stock	10,959,252	10,959,252	—	—
Mutual funds	16,405,708	16,405,708	—	—
Publicly-traded partnership interests and other	290,033	290,033	—	—

Total Investments of the Master Trust	$1,262,387,315	$131,326,697	$1,131,060,618	$—

6. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (“the IRS”) dated June 20, 2002, stating that the Plan, as then designed, was then in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. The Plan administrator and counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan Sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.
On January 11, 2010, Waste Management filed an application for a renewed favorable determination letter.

7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$1,493,824,658	$1,314,838,851
Amounts pending distribution to participants	(827,089)	(583,576)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,504,574	3,035,954

Net assets available for benefits per the Form 5500	$1,502,502,143	$1,317,291,229

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$178,985,807
Amounts pending distribution to participants at December 31, 2009	583,576
Amounts pending distribution to participants at December 31, 2010	(827,089)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(3,035,954)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2010	9,504,574

Net increase in assets available for benefits per the Form 5500	$185,210,914

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
8. Plan Termination
Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.
9. Bond Fund Performance Settlements
During 2007, there was a decline in the market value of the bond market fund that included a negative divergence from the performance benchmark. The decline led to initiation of a class-action lawsuit against State Street and its affiliate, State Street Global Advisors, Inc., with the Plan included in the represented class. A proposed settlement of that action was reached in November 2009.
In January 2010, after an evaluation of available alternatives and a verification of the methodology utilized by the class, including recommendations from independent advisors, the Administrative and Investment Committees for the Plan determined it was prudent for the Plan to participate in the class settlement. Following court approval of the settlement, the Master Trust for the Plan received a payment of $4,973,459 in May 2010.
In February 2010, the Securities and Exchange Commission announced that it had entered into a separate settlement agreement with State Street to resolve the SEC investigation into losses incurred by, and disclosures made with respect to, certain active fixed income strategies managed by State Street Global Advisors. Under the terms of the SEC agreement, the Master Trust for the Plan received an additional payment of $869,391 in March 2010.
In 2010, total settlement payments, including interest, of $5,846,428 were included in “Other income/(expense)” for the Master Trust, consisting of $5,834,373 for this Plan and $12,055 for the Union Plan. Settlement proceeds were distributed on September 10, 2010 to impacted Plan participants, based on their daily account holdings during the third quarter of 2007.

10. Commitments and Contingencies
In April 2002, certain former participants in the ERISA plans of Waste Management Holdings, Inc. (“WM Holdings”) filed a lawsuit in the U.S. District Court for the District of Columbia in a case entitled William S. Harris, et al. v. James E. Koenig, et al. The lawsuit attempts to increase the recovery of a class of ERISA plan participants on behalf of the Plan based on allegations related to both the events alleged in, and the settlements relating to, the securities class action against WM Holdings that was settled in 1998, the litigation against WM in Texas that was settled in 2002, as well as the decision to offer WM common stock as an investment option within the Plan beginning in 1990, despite alleged knowledge by at least two members of the investment committee of financial misstatement by WM during the relevant time period. During the second quarter of 2010, the Court dismissed certain claims against individual defendants, including all claims against each of the current members of the Board of Directors of WM. Recently, plaintiffs dismissed all claims related to the settlement of the securities class action that was settled in 2002, and the court certified a limited class of participants who may bring claims on behalf of the Plan, but not individually. After initially asserting broader claims as to the Plan, the plaintiffs now purport to file their complaint on behalf of Plan participants who invested in WM common stock during a time frame ended February 24, 1998. The lawsuit now names as defendants WM Holdings; the members of WM Holdings’ Board of Directors prior to July 1998; the administrative and investment committees of the Plan; and State Street Bank & Trust, the trustee and investment manager of the WM common stock fund available within the Plan. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.
11. Related Party Transactions
Certain investments of the Plan are managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. Therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 73-1309529 Plan: 001
December 31, 2010

Identity of Issue	Description of Investment	Current Value
*Notes Receivable from Participants	Various maturity dates with interest rates ranging from 4.25% to 9.25%	$61,601,180

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
Date: May 27, 2011	By:	/s/ Krista DelSota
Krista DelSota
Vice President, Compensation, Benefits and Human Resources Information Management Waste Management, Inc. Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm